SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

December 12, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on December 12, 2016.

Buenos Aires, December 12th 2016

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Relevant Event

Please be advised that on the date hereof BANCO MACRO S.A. has been given notice of a class action entitled “Asociación por la Defensa de Usuarios y Consumidores – ADUC- vs Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. et al. on Ordinary Proceedings” (Court File # 37550/2015).

Plaintiff alleges that both Macro Fondos S.A. –as Management Agent- and Banco Macro S.A. –as Custodian- are liable to the financial consumers who are quotaholders in the Funds managed by the former of the above mentioned financial entities, for the reduction in value that such quotas might suffer due to the application of Resolution 646/2015 issued by the CNV, that states that certain foreign currency nominated assets must be valued at the seller exchange rate published by Banco de la Nación Argentina and not according to the provisions of the relevant Fund Management Rules, approved in due time by the CNV itself.

This legal action seeks the partial restitution of the amounts charged as fees prior to the effective date of such Resolution and the total value recomposition of the quotas of all allegedly affected financial consumers.

The lawsuit is pending before the National Court of First Instance in Commercial Matters No. 3, Clerk’s Office No. 6 (Juzgado Nacional de Primera Instancia en lo Comercial Nro. 3, Secretaría Nro. 6).

Banco Macro S.A. considers there is a low probability that it gets an unfavorable decision in this dispute, and even if that is the case, it shall not have a significant impact in its financial position.

Sincerely.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 12, 2016

MACRO BANK INC.

By:	/s/ Jorge Scarinci
Name: Jorge Scarinci
Title: Finance manager